Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Registration in the Securities Registry No. 306

Santiago, March 15, 2022

Mr.

Joaquin Cortez Huerta

President

Comisión para el Mercado Financiero

Av. Libertador Bernardo O'Higgins 1449

Santiago

Ref.: Communicates MATERIAL FACT

Dear Sir:

Pursuant to the provisions set forth in Article 9 and the second paragraph of Article 10 of the Securities Market Law, and in General Rule No. 30, duly authorized, I hereby report the following MATERIAL FACT of LATAM Airlines Group S.A. (“LATAM” or the “Company”), registration in the Securities Registry No. 306:

1.	As informed by Material Fact dated January 12, 2022, on such date, LATAM entered with (i) a group of LATAM’s unsecured creditors represented by Evercore; (ii) Delta Air Lines, Inc, Qatar Airways Investment (UK) Ltd., the Cueto group; and (iii) with the Eblen group, into backstop commitment agreements (the “Backstop Agreements”) in support to the plan of reorganization and financing proposed by LATAM and certain of its direct and indirect subsidiaries (collectively with LATAM, the “Debtors”) in their reorganization proceeding in the United States of America (the “Chapter 11 Proceeding”) under the rules set forth in Chapter 11 (the “Chapter 11”) of Title 11 of the United States Code. As informed in said Material Fact, pursuant to the provisions of Chapter 11, the court hearing the Chapter 11 Proceeding (the “Court”) had to approve these Backstop Agreements, and to such effect, the same were filed with the Court for approval and confirmation also on January 12, 2022.

2.	As informed by a Material Fact dated March 14, 2022, on such date LATAM filed for approval of the Court a proposal (the “New Amended and Restated DIP Financing Proposal”) for an amended and restated text of the Super-Priority Debtor-In-Possession Term Loan Agreement entered into in the context of the Chapter 11 Proceeding (the “Existing DIP Credit Agreement”).

3.	On this date, the Court resolved to approve the Backstop Agreements and the New Amended and Restated DIP Financing Proposal, whose main terms and conditions were described in the Material Facts referred to in the preceding paragraphs.

4.	Pursuant to the approval of the New Amended and Restated DIP Financing Proposal, on April 8, 2022, an amended and restated text of the Existing DIP Credit Agreement will be executed which will replace and refinance in full the Existing DIP Credit Agreement.

5.	It is worth mentioning that the Tranche C lenders of the New Amended and Restated DIP Financing Proposal have agreed to allow LATAM’s group of shareholders comprised of the Cueto Group, Qatar and Delta, which are lenders under Tranche C of the Existing DIP Credit Agreement, to participate in Tranche C of the New Amended and Restated DIP Financing Proposal. In this regard, the LATAM’s Directors Committee, at a meeting held on March 15, 2022, reviewed this development and recommended its approval to the Board of Directors. The Board of Directors of the Company, at a meeting held on the same date, unanimously agreed to approve the participation of such shareholders in Tranche C of the New Amended and Restated DIP Financing Proposal. Consequently, the lenders under Tranche C of the New Amended and Restated DIP Financing Proposal would be such shareholders, plus the Tranche C lenders that committed to the New Amended and Restated DIP Financing Proposal filed with the Court on March 14, 2022.

Sincerely yours,

Roberto Alvo M.

CEO

LATAM Airlines Group S.A.